United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2024

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on June 30, 2024.

Company: PETROLEO BRASILEIRO S.A. - PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				148.382.009	2,6%	1,1%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	06/03/2024	1.556.500	38,6409	60.144.519,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	06/04/2024	1.473.900	38,0229	56.041.887,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	06/05/2024	848.000	38,2185	32.409.324,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	06/06/2024	1.196.000	38,4908	46.035.030,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	06/07/2024	2.085.000	37,5555	78.303.236,00

Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				155.541.409	2,8%	1,2%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS (Registrant)
By
Date:	Chief Financial Officer and Investor Relations Officer